Contact

www.linkedin.com/in/bobby-shomrony-54b2506b (LinkedIn)

Top Skills

Customer Service
Management
Event Planning

Languages

English (Native or Bilingual)
Hebrew (Native or Bilingual)

Certifications

CPR AED certified

Bobby Shomrony

Vice President of Sales Operations & Strategy at Felix Gray
Hoboken

Experience

Felix Gray
6 years

Vice President of Sales Operations & Strategy
August 2020 - Present (2 years)
New York, New York, United States

Oversee the Operations team's efforts in demand planning, quality control, fulfillment, 3PL communication, strategic business partners and product development. Leading role in executing product strategy, growth, and business operations. Owning projects from inception to execution and delivery, framing long term strategy and goals to drive sustainable growth. Continuously evaluate organizational structure to ensure everyone is working efficiently to support our customers and the business. Help streamline inter and intra-team processes for better communication and improved efficiencies.

Director of Customer Experience & Chief of Staff
August 2018 - July 2020 (2 years)
New York, New York, United States

Performance-driven professional with eight years of experience in operations, business development, customer experience, and companywide initiatives to drive growth. Combining deep industry knowledge with expertise in product launches, development, operational support, scaling, and customer engagement strategies to elevate brand profiles. Excels at crafting high-impact experiences and messaging across all brand touch points. A successful team leader in driving company-wide initiatives for omni-channel support infrastructure, scaling, and growth.

Operations Manager
August 2016 - July 2018 (2 years)
New York, New York, United States

Experienced CX and Operations leader with a demonstrated history of building, scaling, and managing highly engaged customer facing teams. I joined Felix Gray in 2016 and went from being the first hired employee to leading the companies CX and Operational efforts during periods of rapid growth. We strive to create extraordinary vision care experiences from order placement to delivery and post-purchase engagement. Our everyday goal is to provide above-and-beyond customer support and operational excellence. Throughout my tenure at Felix Gray, I've gained expertise in building and scaling high performing teams throughout the organization. Working cross-departmentally in areas such as People, E-Com, Retail, Operations, Supply Chain, Logistics, Quality Control, and Customer Experience to improve communication and optimize efficiencies. I've gained first-hand experience on how to evolve a successful organization in the differing stages of a startup life-cycle. Building the business infrastructure plans and roadmaps to hit business goals and growth expectations.

Suits and Skirts Cleaners
Director of Retail Operations
August 2015 - August 2016 (1 year 1 month)
Greater New York City Area

Head of daily operations, staff, customer experience, and complete sales pipeline across four storefronts in New York. Core competencies include business development initiatives, workforce planning, Salesforce Desk CRM, strategic account management, delivery/route optimization, and root-cause analysis.

Excel Physical Therapy
Clinic Supervisor
September 2013 - August 2015 (2 years)
Waldwick, NJ

Manager of aide technicians, daily operations, workforce scheduling, training new hires, overseer of clinic budget and medical supplies for a premier sports physical therapy clinic in New Jersey.

University of Maryland
Head-Lifegaurd
September 2010 - May 2013 (2 years 9 months)

Manager of pool operations, lifeguard supervision, facility maintenance, and trainings. Enforcing preventative safety measures and actively responding to medical emergencies.

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Education

University of Maryland College Park

Bachelor of Science (B.S.), Kinesiology · (2009 - 2013)

University of Maryland

Minor, Jewish/Judaic Studies · (2009 - 2013)